________________________________________________________________________________

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               _________________

                                 SCHEDULE TO-C

           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934

                               _________________

                                  CHIREX INC.
                      (Name of Subject Company (Issuer))


                               _________________

                           COUSIN ACQUISITION, INC.
                                    RHODIA
                      (Names of Filing Persons (Offeror))

                    Common Stock, Par Value $0.01 Per Share
          (including the associated Preferred Shares Purchase Rights)
                        (Title of Class of Securities)

                                   170038103
                     (CUSIP Number of Class of Securities)

                               _________________

                                John P. Donahue
                                  Rhodia Inc.
                           259 Prospect Plains Road
                          Cranbury, New Jersey 08512
                                (609) 860-4370
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                               _________________

                                   Copy to:
                             Hubertus V. Sulkowski
                              Shearman & Sterling
                         114 avenue des Champs-Elysees
                              75008 Paris, France
                              (33-1) 53-89-70-00


                           CALCULATION OF FILING FEE
================================================================================
        Transaction Valuation                         Amount of Filing Fee
--------------------------------------------------------------------------------
            Not applicable                               Not applicable
================================================================================

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:________________    Filing Party:___________________
     Form or Registration No.:______________    Date Filed:_____________________

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.
     [_]  issuer tender offer subject to Rule 13e-4.
     [_]  going-private transaction subject to Rule 13e-3.
     [_]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
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                                 EXHIBIT INDEX
Exhibit
No.

99.1      Joint Press Release issued by Rhodia and ChiRex Inc. on July 24, 2000.

99.2      Presentation to analysts by Rhodia dated July 24, 2000.

99.3      Presentation to customers by Rhodia dated July 2000.